FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated December 22, 2006, regarding the negotiations between Telefónica del Perú S.A.A. and the Peruvian Government

Item 1

Lima, December 22nd, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re.: Key Events

Dear Sirs:

Even though it has been public information, Telefónica del Perú S.A.A. hereby informs you that the negotiation held with the Peruvian Government –which began on October, 2006- for promoting the development of the public telecommunication services in the country, has concluded in the past days.

In that sense, the following agreements were adopted:

1.- Rates and monthly fixed charge: Telefónica del Perú S.A.A. will reduce in 22% the monthly charges of its different rate plans, which will benefit 1.5 millions of Peruvian homes.

2.- Second basis rates: Telefónica del Perú S.A.A. will create a plan in each one of the three family rate plans –”free, control and prepayment”- to charge fixed-line telephone calls on a per second basis rather than a per minute basis, and without charge of establishment. Therefore, the clients would have the chance to choose between plans that charge fixed-line telephone calls per second and those that charge per minute.

3.- Validity of the prepayment cards: Telefónica del Perú S.A.A. is going to increase in 50% the actual length of the prepayment cards.

4.- Rates for national and international long distance calls: The government will try to seek more competition in the long distance market by a deregulation procedure, that is expect to bring more benefits for all users.

5.- Public Telephone Service: Telefónica del Perú S.A.A. will create to the public telephone service a new rate that will allow users to speak 10 minutes for S/. 1.00, from public phones of the company to fixed-line telephones.

6. Expansion of telephone service: Telefónica del Perú S.A.A. will develop an expansion plan in order to install 685 millions new residential lines, mostly orientated to people with less resources. This measure will benefit more than three million of Peruvians.

7. Technological innovation of the service: As part of the US$ 1,000 MM plan investment that the Telefónica Group will develop in the country, in the next four years Telefónica del Perú S.A.A. would use US$ 250 in the development of the wide band, new products and service innovations.

It is important to indicate that the rates modifications mentioned above will require the previous approval of OSIPTEL before their application, and in case they were approved, they will become effective in different dates between December 25, 2006 and March of 2007.

Finally, we would like to emphasize that these agreements could not be consider as a Concession Agreement amendment and that the modifications in the rates mentioned above technically imply an advance of the applications of the quarterly readjustments of the “Productivity Factor”, which is a regulatory mechanism that is use to determine the rates.

Sincerely,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: January 4, 2007	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.